Filed By Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.

Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this press release include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this press release.

“Our Next Step”

On April 14, 2005 Stantec and The Keith Companies (TKC) reached an agreement that will result in the combining of the two firms. The merger of Stantec and TKC is the next step for both companies. We created this web site so that our employees, shareholders, and clients will have a single source for all the information they need about this next stage of growth for our two firms.

Recent News

•	North American design firms Stantec and The Keith Companies to combine
Stantec to obtain US listing
Listen to the live Conference Call for Analysts and Investors at 8:00 AM EDT, April 15

Integration

TKC offers a complementary mix of office locations and services that, when integrated into Stantec, will make up a strong US presence and a top tier firm in the southwestern and western regions of the country.

Geographic

Services

TKC and Stantec’s urban land groups combined will make up a leading service provider for the land development market in North America. Together the firms have a strong presence in California, Nevada, Arizona, Alberta, and Ontario—regions of continued population growth and good markets for land development services in North America.

TKC’s foundation in California will offer opportunities for Stantec to cross sell its public sector services in the Transportation and Environment markets where the firm is a recognized leader in water and wastewater treatment facilities, environmental management, bridge and roadway design, and transit systems including light rail, among many other services.

Financial Summary

Year-end 2004 (at December 31)

in thousands of dollars, except per share amounts	Stantec		Keith
	$ Canadian	$ US	$ Canadian	$US
Gross revenue*	520,879	398,378	137,740	105,346
Net revenue*	449,151	343,519	126,506	96,754
Income before income taxes*	44,660	34,157	18,181	***13,905
Net income*	30,190	23,090	10,469	8,007
Current assets**	208,755	173,673	84,133	69,994
Current liabilities**	126,755	105,453	17,455	14,522
Long-term debt**	21,155	17,600	—	—
Shareholders’ equity**	189,056	157,285	98,469	81,921
Earnings per share*
Basic	1.63	1.25	1.35	1.03
Diluted	1.59	1.22	1.31	1.00
Weighted average number of shares outstanding
Basic	18,499,598	—	—	7,778,661
Diluted	19,007,289	—	—	8,039,457

*	C$1.00 = US$1.3075 (average exchange rate for 2004)
**	C$1.00 = US$1.2020 (exchange rate at Dec. 31 2004)
***	Before discontinued operations (discontinued operations = US$430,000)

For further financial information and other information with respect to:

•	Stantec: Visit www.sedar.com
•	TKC: Visit www.sec.gov

Company Overviews

Stantec Inc.
TSX:STN

One Team. Infinite Solutions.
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a leader and innovator in the delivery of sustainable solutions. With a roster of comprehensive services, our Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Our multidisciplinary practice areas serve public and private sector clients in a diverse range of markets.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Stantec’s services are offered through more than 4,000 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

The Keith Companies, Inc.
NASDAQ:TKCI

The Keith Companies, Inc. (TKC)—founded in 1983 by its namesake Aram Keith—is a fully integrated, multi-disciplined engineering and consulting services company. TKC employs approximately 850 employees and has 17 operating divisions plus its corporate group in 3 primary industry segments located in 18 office locations in seven states throughout the Western and Midwestern United States.

TKC’s professionals provide a wide spectrum of skilled resources including land planning, site acquisition, power plant services, civil engineering, surveying, mapping, environmental, and water resources engineering that are needed to effectively plan, engineer, design, and operate state-of-the-art facilities. Additionally, the company provides mechanical, electrical, chemical, fire protection, and other industrial and power plant engineering services to design and improve the efficiency and reliability of automated and manufacturing processes, production lines, fire protection systems, power and process plant control systems, and transmission controls. TKC benefits from a diverse public and private client base varying from residential, commercial, and real estate projects to institutional, power, manufacturing, and processing facilities.

The company trades on the NASDAQ stock exchange under the symbol TKCI.

Executive Bios

Tony Franceschini President & CEO, Stantec Inc.

Tony Franceschini has been President & CEO of Stantec since 1998. He joined Stantec, then known as Stanley, in 1978 where he assumed increasing responsibility in building a strategic plan for the Company’s direction and growth. He has been instrumental in the successful acquisition and integration of more than 50 companies, resulting in the opening of several new regions in the US, Canada, and the Caribbean. Tony has served as a director of Stantec Inc. since the Company became publicly traded in March 1994 (TSX:STN). He also serves as a director of Seattle-based Esterline Technologies Corporation, a leading specialty manufacturer in the aerospace/defense markets (NYSE:ESL), and is a director of privately held CCI Thermal Technologies Inc., an Edmonton-based manufacturer of industrial heating products and custom-engineered process heating equipment.

Tony is a member of the University of Alberta Hospital Foundation Board and the Alberta Heart Institute Strategy Council. As well, he is past chairman of Junior Achievement of Northern Alberta and the Northwest Territories. He is a former director and past president of the Edmonton Art Gallery and past director of the Edmonton YMCA, the Edmonton Economic Development Authority, and the United Way Cabinet. He is also a fellow of the respected Canadian Academy of Engineering. Recently, Tony was recognized by his alma mater with the presentation of an Alumni Achievement Medal. In 2003 he was named one of Canada’s top-performing CEOs by National Post Business magazine; and most recently was awarded PSMJ’s Annual Design Industry Outstanding CEO of the Year (large firm category).

Aram Keith Chairman & CEO, The Keith Companies, Inc.

Aram H. Keith co-founded The Keith Companies, Inc. in March 1983 and has served as chief executive officer and chairman of the board since that time. Mr. Keith also served as president from 1983 to 1999. Mr. Keith is the president and sole director of the majority of TKC’s subsidiaries. Mr. Keith has been a California licensed civil engineer since 1972, and also holds civil engineering licenses in the states of Arizona, Colorado, Nevada, and Texas. Additionally, Mr. Keith received a B.S. in Civil Engineering from California State University at Fresno.

Additional Information and Where to Find It
In connection with the proposed transaction, Stantec Inc. (Stantec) and The Keith Companies, Inc. (TKC) will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (SEC). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

And from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.